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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*



                     RADA ELECTRONIC INDUSTRIES LIMITED
                  ----------------------------------------
                                (Name of Issuer)

                Ordinary Shares, Par Value NIS .002 Per Share
                ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                   ----------------------------------------
                                 (CUSIP Number)


                                Robert T. Burke
                             Mandel, Buder & Verges
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

 (Name, Address and Telephone Number Persons Authorized to Receive Notices and
                                Communications)

                        March 9, 1999 and July 15, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,079,270

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,079,270

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,079,270

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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     This Amendment amends Items 3, 4, 5, and 7 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("Yeung"), on June 8, 1998, relating to the Ordinary Shares, par value NIS.002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.

ITEM 3:   SOURCE OF FUNDS
------    ---------------

     Item 3 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

     The source of the purchase price for the Ordinary Shares purchased by Yeung in the Private Placement described under Item 5(c) below was personal funds of Yeung. The source of the loan that was the subject of the Debt-to-Equity Conversion described under Item 5(c) below was personal funds of Yeung.

ITEM 4:   PURPOSE OF TRANSACTION
------    ----------------------

     Item 4 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

     Although Yeung's primary reason for acquiring the Ordinary Shares in the Private Placement and the Debt-to-Equity Conversion (as defined in Item 5(c) below) has been, and remains, to make a profit on such investment, and while Yeung has no specific plans or proposals that relate to or would result in any of the events described in subsections (a) through (c) and (e) through (j) of
Item 4, Yeung, as a major shareholder of Rada, is in a position to exert influence over Rada's corporate strategy and the decisions made by Rada's management. In addition, Yeung owns fifty percent of the outstanding stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). Horsham has taken certain actions not ordinarily taken by purely passive investors (see Amendment No. 5 to Horsham's Schedule 13D filed on the same date as this Amendment).

     On July 15, 1999, at the request of management of Rada, Yeung wrote a letter to Rada, which Yeung understood would be presented to Rada's auditors in connection with their review of Rada's 1998 financial statements. By such letter, a copy of which is attached hereto as an Exhibit, Yeung indicated that he was prepared to give favorable consideration to further investing in Rada, in light of the circumstances then existing; however, the letter stated that it was not intended to indicate that Yeung would be obligated to make an investment under all circumstances. A similar letter was sent to Rada on the same date by Horsham.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) As a result of the transactions described in subparagraph (c) below, Yeung owns directly 4,539,270 Ordinary Shares, representing approximately 21.0% of the outstanding Ordinary Shares. If Yeung were to exercise the Warrants previously reported, he would own 5,079,270 Ordinary Shares, representing approximately 23.0% of the outstanding Ordinary Shares. These percentages are based on 16,328,000 Ordinary Shares issued and outstanding as of December 31, 1998, according to Rada's Form 20-F dated July 15, 1999, in addition to the issuance of 3,400,000 Ordinary Shares in March of 1999, and the issuance of 1,848,000 Ordinary Shares as partial payment for outstanding debt in June of 1999, for a total of 21,576,000

                                       1
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issued and outstanding Ordinary Shares as of the date hereof, to the best knowledge and belief of Yeung (any percentages shown above that assume exercise of the Warrants previously reported include the number of Ordinary Shares acquired thereby in the total number of outstanding Ordinary Shares).

     As previously reported, Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). As of the date hereof, Horsham owns 2,188,225 Ordinary Shares, including 99,010 shares Horsham has the contractual right to acquire (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, Yeung would be the beneficial owner of 7,267,495 Ordinary Shares (assuming full exercise of the Warrants previously reported). Such 7,267,495 Ordinary Shares would represent approximately 32.7% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that Yeung is the beneficial owner of the Horsham-Rada Shares.

     (b) Yeung has sole voting power and sole dispositive power over the Ordinary Shares acquired in the Private Placement and the Debt-to-Equity Conversion.

     (c) On March 9, 1999, Yeung purchased 2,691,270 Ordinary Shares at a price of $0.63 (US) per share in a privately negotiated transaction in which Rada directly issued 3,400,000 Ordinary Shares to five of its existing shareholders (the "Private Placement").

     In June of 1999, Yeung acquired 1,848,000 Ordinary Shares at a price of $0.63 (US) per share as partial payment (in the amount of $1,164,240) of the $2,000,000 loan made by Yeung to Horsham on May 29, 1998 (the "Debt-to-Equity Conversion").

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 7:   EXHIBITS
------    --------

     Item 7 of the Schedule 13D is amended to disclose the following:

          4.  Letter to Rada dated July 15, 1999; and

          5. Extract from Minutes of a Meeting of the Board of Directors of Rada dated February 27, 1999.

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SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999
       --

     /s/ Howard P.L. Yeung
------------------------------------

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Exhibit Index
-------------

Exhibit 4   Letter to Rada dated July 15, 1999
Exhibit 5 Extract from Minutes of a Meeting of the Board of Directors of Rada dated February 27, 1999